5-1-02

02033952

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ASIA PULP & PAPER COMPANY LTD
(Translation of Registrant's Name Into English)

118 Pioneer Road, Singapore 639598, Republic of Singapore
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

APP announces the following changes to its board of directors and executive officers:

(a) Mr. Hendrik Tee has resigned as Executive Director and Chief Financial Officer effective May 1, 2002. Mr. Tee will remain a non-executive director of APP.

(b) Mr. Hiroshi Tadano has been appointed as Executive Director and Chief Financial Officer effective May 1, 2002.

(c) Mr. Oei Jong Nian (Franky Oesman Widjaja) has resigned as a director of APP effective May 2, 2002.

(d) Ms. Laura Jane Snodgrass has resigned as company secretary effective April 2, 2002.

(e) Ms. Khor Eng Lai has been appointed as company secretary effective April 2, 2002.

A copy of the press release dated April 30, 2002 relating to (a) and (b) above is included in this Form 6-K.

On May 6, 2002, APP announced an update regarding ongoing efficiency and transparency initiatives and findings of independent experts. A copy of the press release dated May 6. 2002 is included in this Form 6-K.

On May 8, 2002, APP met with a combined steering committee of its creditors. A copy of the press release dated May 11, 2002 announcing the results of this meeting, together with the production volumes, sales volumes and average realized selling prices of its Indonesian subsidiaries for the first quarter of 2002, is included in this Form 6-K.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-7364) which was filed on August 1, 1997 with the Securities and Exchange Commission and was declared effective on September 2, 1997.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10284) which was filed on April 26, 1999 with the Securities and Exchange Commission and was declared effective on May 10, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10636) which was filed on July 29, 1999 with the Securities and Exchange Commission and was declared effective on August 2, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11000) which was filed on October 13, 1999 with the Securities and Exchange Commission and was declared effective on October 13, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11258) which was filed on December 20, 1999 with the Securities and Exchange Commission and was declared effective on December 27, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11646) which was filed on March 14, 2000 with the Securities and Exchange Commission and was declared effective on March 14, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11908) which was filed on May 4, 2000 with the Securities and Exchange Commission and was declared effective on May 4, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-12080) which was filed on June 2, 2000 with the Securities and Exchange Commission and was declared effective on June 2, 2000.

Press release dated April 30, 2002

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES MANAGEMENT CHANGES

Singapore, April 30, 2002—Asia Pulp & Paper Company Ltd ("*APP*") announced today that Hendrik Tee had resigned as Executive Director and Chief Financial Officer (*"CFO"*) of the Company effective May 1, 2002. Mr. Tee will remain as a non-executive director of APP. Mr. Tee will assume new responsibilities as Head of the Research and Business Development Division of the Sinar Mas Group which is controlled by the Widjaja Family in Indonesia, the controlling shareholders of APP.

APP also announced that Hiroshi Tadano had been appointed to succeed Mr. Tee as Executive Director and Chief Financial Officer of the Company effective May 1, 2002.

Mr. Tadano joined The Sumitomo Bank Limited (now Sumitomo Mitsui Banking Corporation) in 1968 and held various positions with the bank in Tokyo, New York, Panama, Korea, Singapore and Jakarta, including Regional Head of Sumitomo Bank for the ASEAN countries from November 1993 until May 1997. In January1998, he joined P.T. Bank Internasional Indonesia, which was formerly controlled by the Sinar Mas Group, as Senior Adviser. He was appointed Deputy Vice President of BII in December 1998, President Director in March 2000 and Member of the Supervisory Team of BII in July 2001.

Commenting on these changes Teguh Wijaya, Chief Executive Officer, APP, said:

" Mr Tadano has considerable banking experience and his expertise will benefit APP as it seeks to make further progress in its complex debt restructuring process.

I would also like to thank Hendrik Tee for his invaluable contribution as both CFO and a member of APP's Executive Board."

APP also announced that Franky Widjaja had resigned as an Executive Director of the Company to devote his full-time efforts to other Sinar Mas Group businesses.

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Press release dated May 6, 2002

ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road,Singapore 639598 Main Line Number:(65) 4776118Main Fax Number:(65) 4776116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD PROVIDES UPDATE REGARDING ONGOING EFFICIENCY AND TRANSPARENCY INITIATIVES AND FINDINGS OF INDEPENDENT EXPERTS

Singapore, 6 May 2002 – Asia Pulp & Paper Company Ltd ("**APP**") today provided an update of the on-going efficiency and transparency initiatives being undertaken by APP. APP also provided an update regarding the appointment of new auditors at Indonesian operating company level and with respect to progress in debt restructuring discussions.

1. Highlights

APP has appointed industry experts and an internationally recognized management consulting firm (collectively the "**Consultants**") to review relevant operating functions and to make recommendations to improve efficiency and enhance transparency. In addition, APP is in ongoing discussions with another paper industry expert with respect to production efficiencies. These efficiency and transparency initiatives were the subject of discussions between APP and its creditors including at the meeting with the Umbrella Steering Committee held in Shanghai in September, 2001.

APP is also taking steps to augment its management capabilities by hiring additional highly qualified professionals with the requisite skill sets and without any conflict of interest to contribute to the enhancement of the efficiency and transparency of its business.

Among the tools being employed by APP in the implementation of the efficiency and transparency initiatives are the comprehensive implementation of the SAP management system and the implementation of the Six Sigma methodology for its operations in both China and Indonesia.

In the context of debt restructuring discussions with creditors, APP continues to address these efficiency and transparency initiatives and the implementation thereof through what has come to be known as "**APP Capital**".

To further enhance and strengthen the group's corporate governance, APP is also pleased to announce the appointment of new independent commissioners to PT Pabrik Kertas Tjiwi Kimia Tbk ("**Tjiwi Kimia**") and PT Indah Kiat Pulp & Paper Tbk ("**Indah Kiat**").

With respect to environmental issues, AMEC Simons, an independent forestry consultant, recently completed phase one of its audit regarding APP's environmental practices in Indonesia. The report issued by AMEC Simons confirms that APP has adopted a strict system of accounting for all environmental issues, both in its forestry operations and in its pulp and paper mills operations.

2. Efficiency and Transparency Initiatives

A summary of progress made with respect to each element of the efficiency and transparency initiatives is set forth below:

(A) Enhancement of Sales and Marketing Efficiency and Transparency

The Consultants have undertaken an independent review of APP's sales and marketing operating functions. Initial findings confirm that APP has grown to be a major player in the pulp and paper market offering good quality products resulting in valuable brand recognition.

The Consultants have made recommendations aimed at further enhancing the efficiency of the sales & marketing operating functions of APP. Among the recommendations is the identification of priority customers who will be accorded premium service. These customers will enjoy improved order lead time, enhanced order tracking capability, more efficient delivery times and faster claims handling. With the assistance of its consultants, APP also expects to improve its sales and marketing performance by optimizing product and geography mix.

The Consultants are presently collaborating with a view to presenting a blueprint regarding the efficiency and transparency initiatives to APP and the Umbrella Steering Committee representing the financial creditors of APP and its subsidiaries by the end of May, 2002.

APP's Chief Executive Officer, Mr Teguh Ganda Wijaya, said:

"*APP appreciates the excellent efforts made by the Consultants, and shall take immediate steps to work with them in developing implementation strategies*"

(B) Development of Efficiency and Transparency Strategies

(1) Hiring of Professionals

In order to develop its efficiency and transparency initiatives, APP is pleased to announce that it is taking steps to augment its management capabilities by hiring additional highly qualified professionals, who do not have any conflict of interest, with proven ability and the requisite skill sets to contribute to the enhancement of the efficiency and transparency of its business.

(2) Information Systems

APP is continuing with the comprehensive implementation of the SAP management system, a premium internationally-recognised computer information system. APP's Indonesian and Chinese mills and operating companies have employed the SAP system in the areas of Financial Accounting, Order to Cash, Requisition to Payment, Cash and Budget Planning, Plant Maintenance, Production Planning and Human Resource. This system allows APP to strengthen and more efficiently manage its sales, production and procurement operations.

With the SAP management system, it is possible (among other things) to track APP's Cash Position, Liquidity Forecast, Fund Management and Cost Center Planning in a detailed fashion. This will facilitate APP's initiative to enhance efficiency and transparency.

Using the SAP management system, APP will be able to ensure that all transactions entered into are properly and accurately recorded in a timely basis and this will in turn produce information and reports for management to make timely decisions with respect to the business and operations of APP.

(3) Six Sigma

In line with APP's initiatives to enhance efficiency and transparency in its operations, APP has also engaged an independent consultant to advise regarding the implementation of the Six Sigma methodology for its operations in China and Indonesia. Six Sigma is a data-driven approach for eliminating defects, waste or quality control problems. The Six Sigma methodology is based on well-established statistical quality control techniques, data analysis and training of personnel at all levels of the organization. To achieve Six Sigma quality, a process must result in no more than 3.4 defects per million opportunities. In addition to defect reduction, the Six Sigma methodology emphasizes improvement of business processes in order to reduce costs, improve cycle-time and increase customer satisfaction. Six Sigma involves the disciplined application of statistical problem solving tools to highlight where waste is occurring and then provides precise steps to take for improvement. Six Sigma also requires building a business around an intimate understanding of customer requirements.

(C) Corporate Governance and Management Augmentation

To further enhance corporate governance at its key subsidiaries, APP announced that it has appointed Mr Mas Achmad Daniri, Prof. Dr. Teddy Pawitra and Dr. Ferdinand

A. Sonneville to the Boards of Commissioners of Indah Kiat and Tjiwi Kimia. These individuals together with two other independent individuals will form an audit committee to oversee and ensure the adequacy of the internal controls and systems of these companies.

Mr Mas Achmad Daniri has been the Director of Operations of the Jakarta Stock Exchange since 1991 and has led it through the difficult years following the Asian currency crisis of 1997. He has been its President Director – elect, CEO and COO since 1999. Prior to joining the Jakarta Stock Exchange, Mr Daniri was with the Capital Market Supervisory Agency (BABEPAM) from 1972 to 1991. Mr Daniri is also the Secretary General of the National Committee on Good Corporate Governance.

Prof. Dr. Teddy Pawitra is a Member of the Supervisory Board of PT Pendawa Sempurna and President Director of PT Swadayanusa Kencana Raharja – Supreme Learning International. He is a member of various academic and professional bodies, including being a Professor of Management at the Graduate School of Management at the University of Indonesia, and at the Prasetiya Mulya Business School.

Dr. Ferdinand A. Sonneville has been the chairman of the Board of Commissioners of several companies. Dr Sonneville also held the chair of the Indonesian Real Estate Association between 1985 and 1989. In 1995, Dr Sonneville was appointed the world President of *La Federations Internationale des Profession Immobiler* (the International Real Estate Federation).

These well-qualified professionals bring with them a tremendous wealth of experience to further enhance corporate governance.

APP is also taking steps to augment its management capabilities by hiring highly qualified professional, who do not have any conflict of interest, with proven ability and the requisite skill sets to contribute to the enhancement of the efficiency and transparency of its business.

(D) Environmental Management

AMEC Simons ("**Amec**"), an independent forestry consultant, recently announced its findings following its audit of APP's and the Sinar Mas Group Forestry Companies' environmental practices in Indonesia.

AMEC's key findings were:

- The implementation of ISO 14001 Environmental Management Systems in all mill and forest companies, which have been internally certified and continually monitored for compliance (by SGS and DNV), is operating and maintained to an exemplary standard.

- The pulp mills are managed in compliance with Indonesian Government environmental regulations and standards. Specific testing revealed that neither water quality in the surrounding areas of the mills nor the local communities have been significantly impacted by water or air pollution.

- Continual improvement in the management of forest resources is provided by the Forest Support Audit Department. This leads to standardization, efficiency and performance improvement.

- Through the Haze Prevention Group, Indonesian forestry companies are becoming increasingly involved in multi-stakeholder efforts to reduce burning across the provinces of Riau and Jambi.

- Wood supply chain of custody is traceable from the mill wood yard right back to licensed wood suppliers through legal documentation, which is regularly scrutinized. Some issues related to timber volumes and dimensions have been identified for further assessment.

APP has also committed to a comprehensive review and improvement of its forestry practice through a detailed Sustainable Wood Supply Assessment.

As a significant element of its environmental strategy, APP will also continue to engage in constructive dialogue with environmental organisations such as the World Wide Fund for Nature, Friends of the Earth and the Forest Stewardship Council.

3. <u>Appointment of Grant Thornton</u>

APP is pleased to announce the appointment of Eddy Pianto, a member firm of Grant Thornton International, as auditors of Tjiwi Kimia and Indah Kiat. These companies were formerly audited by Prasetio Utomo, the Indonesian affiliate of Andersen. As Prasetio Utomo is in discussions with various accounting firms in Indonesia regarding a possible merger, Prasetio Utomo has advised that consideration be given to the appointment of another firm to complete the audit with respect to the Year 2001 for Tjiwi Kimia and Indah Kiat

4. <u>Restructuring Update</u>

APP continues to work towards the satisfactory conclusion of a consensual restructuring plan with its financial creditors. The umbrella steering committee of its creditors has presented APP with an outline of the primary financial terms that might apply in the context of a restructuring plan. APP is in the process of preparing a preliminary response memorandum for consideration by its creditors. This detailed response is to be provided to creditors at the Umbrella Steering Committee meeting scheduled for May 8 in Singapore.

APP is pleased to note that the outline presented by creditors shows that there is much common ground between APP and its creditors. The outline and the response from APP form a solid basis for further discussions, which APP is eager to proceed with. Clearly, the development of a detailed restructuring plan will require a significantly more detailed focus and discussion by all interested parties. While significant issues remain to be discussed and refined, APP believes that the outline and response from APP puts the restructuring discussions and process on firm ground.

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

Press release dated May 11, 2002

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Telephone: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES DETAILS OF ITS MAY 8, 2002 MEETING WITH CREDITORS' UMBRELLA STEERING COMMITTEE, ITS PRODUCTION VOLUMES, SALES VOLUME AND AVERAGE REALIZED SELLING PRICES FOR ITS MAJOR INDONESIAN SUBSIDIARIES FOR THE FIRST QUARTER 2002

Singapore, May 11, 2002—Asia Pulp & Paper Company Ltd ("***APP***") today announced details of its meeting with the umbrella steering committee of its creditors on May 8, 2002 as well as preliminary production, sales volume and average realized selling prices for APP's principal operating subsidiaries in Indonesia – PT Indah Kiat Pulp and Paper Tbk ("***Indah Kiat***"), PT Pabrik Kertas Tjiwi Kimia Tbk ("***Tjiwi Kimia***"), PT Pindo Deli Pulp and Paper Mills ("***Pindo Deli***") and PT Lontar Papyrus Pulp and Paper Industry ("***Lontar Papyrus***") (collectively, the "***Indonesian Subsidiaries***").

* * * * *

MEETING WITH CREDITORS' UMBRELLA STEERING COMMITTEE OF MAY 8, 2002

APP announced today that it held a meeting with the umbrella steering committee of its creditors in Singapore on May 8, 2002. Representatives on the steering committees for the numerous financial creditors of APP and its subsidiaries attended the meeting, including representatives of bondholders, international banks, trading companies, export credit agencies and Indonesian Bank Restructuring Agency representing the Government of Indonesia.

In the meeting, APP provided an update on various issues affecting APP and its subsidiaries and also provided various financial and operating data, including the operating data contained in this press release.

On May 2, 2002, APP and its advisors were provided by creditors with a preliminary outline (the "***Outline***") of the primary terms the creditors proposed to apply in the context of a restructuring plan relating to the APP group of companies.

At the meeting, APP provided the umbrella steering committee with its written preliminary response. In APP's written preliminary response, APP indicated that it accepts the following principles proposed in the Outline:

(a) the categorization of debt to be restructured into core debt and non-core debt;

(b) restrictions on the incurrence of new debt to be agreed in accordance with the terms of a detailed restructuring plan;

(c) a monitoring program; and

(d) a debt buy-back program.

While APP indicated that it was in agreement with the general concepts or principles described above, the details and implementation of these concepts or principles will require a significantly more detailed discussion.

A further meeting with a working group representing the umbrella steering committee was held on May 9, 2002 with a view to progressing discussions.

While the Outline and APP's written preliminary response form a basis for further discussions, the development of a detailed restructuring plan will require a significantly more detailed focus and discussion by all interested parties.

During the May 8 meeting, APP also discussed financial reporting issues with respect to the financial statements of APP and its various operating subsidiaries. APP also reiterated its commitment to undertake initiatives with respect to efficiency and transparency.

PRELIMINARY PRODUCTION, SALES VOLUME AND PRICING DATA FOR FIRST QUARTER 2002

The operating data APP is releasing today is preliminary only and is subject to changes, some of which may be significant. Therefore, you should not place undue reliance on the operating information set forth in this press release.

The tables below set forth the preliminary production volumes, sales volumes and average realized selling prices for APP's Indonesian Subsidiaries.

PRODUCTION VOLUMES
(in thousands of tonnes)

			2001				2002
	2000	2001	1Q	2Q	3Q	4Q	1Q
Indah Kiat:							
Pulp	1,777	1,797	469	420	447	462	443
Paper	616	589	139	154	146	149	152
Packaging	1,258	979	182	248	267	283	310
Tjiwi Kimia:							
Paper	949	857	175	221	231	231	237
Stationery	155	183	45	58	37	42	51
Packaging	69	52	12	14	12	14	12
Pindo Deli:							
Paper	631	551	108	146	149	149	153
Tissue	45	42	7	9	13	13	11
Packaging	56	47	10	12	13	12	12
Lontar Papyrus:							
Pulp	572	620	153	166	139	162	160
Tissue	43	42	10	12	10	11	12

SALES VOLUMES
(in thousands of tonnes)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2002 1Q
Indah Kiat:							
Pulp	1,250	1,239	347	286	307	299	283
Paper	577	575	128	160	144	143	150
Packaging	1,091	875	201	215	218	241	284
Tjiwi Kimia:							
Paper	822	709	177	168	188	176	207
Stationery	142	163	43	66	30	24	31
Packaging	48	44	11	11	10	12	11
Pindo Deli:							
Paper	615	557	119	153	149	135	159
Tissue	47	40	9	8	11	12	12
Packaging	45	38	9	10	10	9	9
Lontar Papyrus:							
Pulp	561	581	145	157	131	148	147
Tissue	41	41	10	11	9	11	11

AVERAGE REALIZED SALES PRICES*
(US$ per tonne)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2002 1Q
Indah Kiat:							
Pulp	508	320	353	311	309	303	304
Paper	707	676	712	681	668	647	637
Packaging	448	351	389	354	355	312	343
Tjiwi Kimia:							
Paper	682	703	749	699	686	677	668
Stationery	1,298	1,072	1,152	1,038	1,079	1,019	1,010
Packaging	481	402	431	373	489	314	357
Pindo Deli:							
Paper	723	712	767	706	707	677	699
Tissue	980	968	1,044	958	965	916	921
Packaging	720	556	627	534	555	512	535
Lontar Papyrus:							
Pulp	510	311	334	303	299	310	309
Tissue	805	777	863	786	736	721	722

* Prior to 2Q2001, average realized sales prices comprised principally products for which average realized sales prices included insurance and freight costs and a small amount of products sold on an FOB basis. Under FOB shipping terms, the buyer is responsible for the payment of insurance and freight charges and, therefore, those amounts are not included in average realized prices. From 2Q2001 to 4Q2001, the Indonesian Subsidiaries began to sell increasing amounts of products on an FOB basis because the Indonesian Subsidiaries had difficulties obtaining shipping services after APP declared a standstill of its debt payments in March 2002. In 1Q2002, the Indonesian Subsidiaries began to gradually increase the amount of products sold on a CIF basis.

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PULP & PAPER COMPANY LTD

By______________________________

Name: Hendrik Tee

Title: Director

Date: May 13, 2002